FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2007

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on 2nd February 2007.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL RESPONSIBILTIES AND CONNECTED PERSONS

Date of Notification:	02 February 2007
Today’s date:	05 February 2007
Name of Issuer:	Royal Dutch Shell plc

Date of transaction (“DATE”): 02 February 2007

Notification relating to a transaction notified in accordance with: DR 3.1.4 R(1)(a)

Name of Directors:

Directors who have interests in employee share plans (names listed below)

Nature of the transaction:

Confirmation of the number of RDS shares deferred under the Deferred Bonus Plan (DBP) representing a percentage of their annual bonus that will be disclosed for performance year 2006.

Consideration for the transaction:

Percentage of cash value of the 2006 annual bonus awards that is to be converted into shares

Jeroen van der Veer	50% of bonus	€ 1,020,000
Malcolm Brinded	50% of bonus	€ 645,000
Rob Routs	40% of bonus	€ 458,400
Linda Cook	50% of bonus	€ 561,000
Peter Voser	50% of bonus	€ 561,000

Classes of security:

Royal Dutch Shell Class A –American depositary receipt (“RDS.A”) Royal Dutch Shell Class A –ordinary shares (“RDSA”) Royal Dutch Shell Class B –ordinary shares (“RDSB”)

Directors

Jeroen van der Veer	48,813	RDSA
Malcolm Brinded	31,271	RDSB
Rob Routs	21,938	RDSA
Linda Cook	13,425	RDS.A
Peter Voser	26,846	RDSA

The DBP provides for Directors to accrue dividends in the form of shares (“dividend shares”) on their deferred bonus shares and, provided certain conditions are met, to receive one guaranteed matching share for every four deferred bonus and dividend shares. Additional performance related matching shares can be earned depending on the performance of the Company, the number of such additional matching shares ranging from nil to three for every four deferred bonus shares and dividend shares held.

For the purposes of disclosure and maintenance of certain statutory records, the number of shares is taken to be the number of deferred bonus shares, dividend shares on such deferred bonus shares, and the guaranteed matching shares. Further details of the DBP can be found in the Royal Dutch Shell plc Annual Report and Form 20-F for the year ended December 31, 2005.

Name of contact:	Mark Edwards
Phone number of contact:	020 7934 2817

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01); and
b) the Registration Statement on Form S-8 of Royal Dutch Shell plc (Registration Number 333-126715).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M Brandjes

Name: M Brandjes Title: Company Secretary

Date: 05 February 2007